UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains of a press release issued by Deutsche Bank AG on December 28, 2015. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

PICC Property and Casualty Company Limited to acquire Deutsche Bank’s entire stake in Hua Xia Bank

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it has agreed to sell its entire 19.99% stake in Hua Xia Bank to PICC Property and Casualty Company Limited for a consideration of RMB 23.0 to 25.7bn subject to final price adjustment at closing (approximately EUR 3.2 to 3.7 billion, based on current exchange rates).

The completion of the transaction is subject to customary closing conditions and regulatory approvals including that of the China Banking Regulatory Commission. The sale will have a positive financial impact and, on a pro-forma basis, would have improved Deutsche Bank’s Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) as of 30 September 2015 by approximately 30-40 basis points.

John Cryan, Co-Chief Executive Officer of Deutsche Bank, said: “We made our first equity investment in Hua Xia Bank in 2006. Since then, we have been pleased with Hua Xia Bank’s development and performance. As we execute on Deutsche Bank’s strategic agenda, now is the right time for us to sell this investment. China remains a key growth market for us where, since opening our first local office in 1872, we have helped our clients to achieve their goals. We look forward to working with Hua Xia Bank and PICC Property and Casualty Company Limited on the transition of our investment.”

Marcus Schenck, Chief Financial Officer of Deutsche Bank, said: “We will now work with the regulatory authorities to close this transaction. Upon closing, Deutsche Bank’s capital position will be strengthened, and we will have made further progress on the execution of our strategy.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, in our financial reporting we set forth our CRR/CRD 4 solvency measures reflecting these transitional rules.

We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: December 29, 2015
	By:	/s/ Serdar Oezkan
	Name:	Serdar Oezkan
	Title:	Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Associate General Counsel

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